March 25, 2010

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, DC   20006

Re: Nuveen Build America Bond Fund
        File Numbers: 333-164974 and 811-22391

Dear Ms. Winick:

We have reviewed the registration statement of Nuveen Build America Bond Fund (the "Fund") filed on February 18, 2010, as amended on March 12, 2010, on Form N-2 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

Our comments are set forth below. The captions we use below correspond to the captions the Fund uses in the pre-effective amendment filed on March 12, 2010. You should consider a comment made with respect to one section, however, to apply to similar disclosure elsewhere in the filing.

Prospectus

Cover Page

1. *Investment Objectives* – Delete "attractive" before "current income".

2. *Fund Strategies* – Delete "unique" before "opportunity to capitalize".

3. *Portfolio Contents* -- In the first sentence, change "Managed Assets" to "net assets, plus the amount of any borrowings for investment purposes" or, in the alternative, make a representation in your response letter that for purposes of the 80% test, the Fund's definition of "Managed Assets" is consistent with the definition of "Assets" in Rule 35d-1(d)(2) under the 1940 Act.

4. Please consider abridging the disclosure on the cover page to make it shorter and pithier. Item 1.2 of Form N-2 states that the cover page "may include other information if it does not, by nature, *quantity*, or manner of presentation impede understanding of the required information." (Emphasis added)

Prospectus Summary

5. The Offering – please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

6. Investment Policies – In your response letter, explain how the Fund intends to treat borrowings for investment purposes, other than "Fund liabilities incurred for the express purpose of creating effective leverage", for purposes of calculating Managed Assets. Are there any kinds of "liabilities incurred for the express purpose of creating effective leverage" other than special purpose trusts with inverse floaters in which the Fund may invest? If so, disclose and describe these other kinds of liabilities in the prospectus.

7. Contingent Term Provision -- Explain in your response letter (a) why the contingent termination date of June 30, 2020 was chosen and (b) why the 24 month period was chosen rather than, say, a 48 month period.

8. Leverage – Explain in your response letter what makes the Fund's leveraging and hedging techniques an "integrated" strategy.

9. Distributions – The disclosure states that the Fund will pay monthly distributions to common shareholders at a level rate on the Fund's projected performance. Explain what happens if the projected performance is less than the actual performance. Is there a possibility that some distributions might be a return of capital? Since the Fund's distribution policy and its dividend rate may change with portfolio and market conditions, change the first sentence to make it clear that the Fund only "seeks" or "attempts" to pay monthly distributions at a level rate.

10. Special Risk Considerations – (a) Under "Leverage Risk", it is disclosed that the Fund may issue fixed and floating rate notes or commercial paper. Disclose that the issuance of such senior securities may limit the Fund's ability to pay dividends to its common shareholders and would require that the Fund segregate a significant portion of its assets to meet the requirements of Section 18 of the 1940 Act. (b) Please provide to the staff with the names of closed-end investment companies that have issued floating rate notes and commercial paper.

THE FUND'S INVESTMENTS

Investment Objectives and Policies

11. *Integrated Leverage and Hedging Strategy* – (a) Disclose the provider of the bank credit facility, if available. (b) Describe how the Fund intends to use the credit facility.

12. Contingent Term Provision – Furnish the staff with the names of closed-end funds, if any, which have similar contingent termination or target dates.

LEVERAGE

13. Explain in your response letter what would compel the Fund to issue notes or commercial paper rather than the more conventional (for closed-end funds) means of obtaining leverage such as bank borrowings or preferred shares.

RISKS

14. U.S. Government-Sponsored Agencies Risk – Briefly describe the recent difficulties of these agencies and the status of current Congressional inquiries into these agencies' operations.

DISTRIBUTIONS

15. Does the Fund intend to file an exemptive order to permit the Fund to distribute long-term capital gains more often than annually?

16. In your response letter, provide the staff with the authority for the statement: "The Fund may treat the cash value of tax credit and refund amounts in connection with retained capital gains as a substitute for equivalent cash distributions."

17. Disclose whether there is any possibility that the Fund's distribution policies might endanger its status as a regulated investment company under the Internal Revenue Code.

Statement of Additional Information

Investment Objective and Policies

18. Disclose more information about the BABs Index: what comprises the Index, the criteria for inclusion in the Index, who compiles it, how frequently it appears, where it can be found, etc.

General Comments
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19. We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

20. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

21. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

22. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

Notwithstanding our comments, please furnish a letter acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel